UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PLANTRONICS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	1-12696	77-0207692
(State or Other Jurisdiction of Incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

345 Encinal Street
Santa Cruz, California 95060
(Address of Principal Executive Offices including Zip Code)

(831) 426-5858
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

This Form SD for Plantronics Inc. (“Plantronics,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2015 to December 31, 2015.

Plantronics, Inc. designs, manufactures or has contracted to manufacture, and sells communications headsets and associated equipment.   We use a variety of technologies to develop high quality products that meet the needs of our customers, whether for communications or personal entertainment.  Our headsets are widely used for applications such as Unified Communications (“UC”), in contact centers, in the office and in the home, with mobile devices and Internet telephony, for gaming, and for other specialty applications.  Our major product categories include Enterprise, which includes corded and cordless communication headsets, audio processors, and telephone systems; and Consumer, which includes Bluetooth and corded products for mobile device applications, personal computer ("PC") and gaming headsets, and specialty products marketed for hearing impaired individuals (through our Clarity brand).

Section 1 - Conflict Minerals Disclosure

Item 1.01         Conflict Minerals Disclosure and Report

Companies subject to Rule 13p-1 are required to perform certain procedures and to disclose information about the use of "conflict minerals" which include coltan, cassiterite, gold, wolframite, or their derivatives, which are limited to tungsten, tantalum and tin and gold ("3TG") that are necessary to the functionality of the products such companies manufacture or contract to manufacture. In accordance with Rule 13p-1, Plantronics conducted an evaluation to determine which products sold by Plantronics were manufactured or contracted to be manufactured and would fall under the scope of Rule 13p-1. Plantronics then conducted an evaluation of the components and parts used in these products to determine the likely presence of the 3TG. This evaluation was done by reviewing specifications, drawings, material declarations submitted by suppliers, and reports submitted in previous reporting years.

Our evaluation led to the conclusion that all of our products manufactured or contracted to be manufactured contain components we believe are likely to contain 3TG necessary for the functionality of those products and are therefore within the scope of Rule 13p-1 and the related rules and regulations.

Upon determination of the presence of 3TG in our products, Plantronics evaluated suppliers from whom we had purchased materials used in products manufactured in calendar year 2015. The supplier list was filtered to exclude those suppliers providing services, packaging, collateral, or tooling not necessary to the functionality of the products. We conducted a Reasonable Country of Origin Inquiry (RCOI) by asking those suppliers providing components and parts deemed necessary for the functionality of the products and expected or known to contain 3TG to complete the Conflict Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template (CMRT) to verify the presence of 3TG and to determine the facilities processing those minerals with the greatest possible specificity. We analyzed the information gathered through this supply chain survey. The data on which we relied to determine the country of origin of the minerals was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member 0001695384. We also did additional evaluation of smelter or refiners’ potential geographic sourcing using sources such as publicly available financial reports, news stories, or NGO information. This inquiry led us to conclude that 3TG in our products could originate from any of the following sources:

1)	Recycled or scrap material.

2)	Countries with known active ore production that are not identified as conflict regions.

3)	Known or possible countries for smuggling or export of minerals out of the DRC.

4)	The DRC and adjoining countries.

Plantronics therefore conducted further due diligence in accordance with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2012) including the Supplement on Tin, Tantalum and Tungsten, as well as those portions of the OECD Supplement on Gold applicable to downstream companies, on those smelters and refiners known to or believed to possibly source minerals from the DRC, surrounding countries or countries that are considered possible smuggling routes of materials from the conflict area (South Africa, Kenya and Mozambique) that are not adjoining countries. We support and actively participate in an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the EICC and GeSI’s Conflict Free Smelter Program (CFSP).

There is significant overlap between our RCOI efforts and our due diligence measures performed. The description of Plantronics’ Due Diligence is in the Conflict Minerals Report filed as an exhibit as part of this Disclosure.

Item 1.02         Exhibit

Registrants shall file, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibits are filed as part of this Specialized Disclosure Report on Form SD:

Exhibit Number	Description
1.01	Plantronics, Inc. Conflict Minerals Report For The Year Ended December 31, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2016	PLANTRONICS, INC.

	By:	/s/ Pamela Strayer
	Name:	Pamela Strayer
	Title:	Senior Vice President and Chief Financial Officer